BioQuest Corp.

3700 Campus Drive, Suite 206

Newport Beach, CA 92660

Phone: (714) 978-4425

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioQuest Corp.
Offering Statement on Form 1-A
Filed: February 11, 2020
Response Dated: March 18, 2020
File No. 024-11151

April 16, 2020

Dear Mr. Derby,

This letter sets forth the response of BioQuest Corp., (“BQST” or the “Company”) to the Staff’s comment letter dated April 16, 2020.

Amendment No. 2 to Form 1-A

Condensed Statements of Stockholders’ Deficit, page F-4

1. We note your response to prior comment 4. Please clarify whether or not the investor has the right to cancel his subscription and have the consideration refunded. We note that if you are obligated to refund consideration received in the event the subscription is canceled, amounts received should be accounted for as a liability until the underlying shares are issued.

Response: The Subscription Agreements have been fully executed, paid for, and the investor does not have the right to cancel his subscription and have the consideration refunded. As such we classified the issuance on our equity section table as stock payable to reflect the completion of the purchase.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BioQuest Corp.

/s/ Thomas Hemingway
Name:	Thomas Hemingway
Title:	Chief Executive Officer, Director